UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul brings Paris closer than ever

In partnership with French carrier Aigle Azur, Viracopos will have nonstop flights to Paris

São Paulo, March 29, 2018 – Azul announces today that it will bring Paris - one of the most visited destinations in the world - closer to Brazilians. In partnership with the French carrier Aigle Azur, Azul will market nonstop flights from Sao Paulo - Viracopos (Brazil) to Paris (France) starting in July this year. With unparalleled connectivity at Viracopos airport, the largest domestic hub in Latin America by number of direct destinations, Azul customers from all over Brazil will benefit from a seamless travel experience to Paris and beyond.

"This flight represents another milestone in the growth of Viracopos as a major hub of Azul. We are very excited about adding Paris to our ever growing domestic and international network. We will offer fast and convenient connections from all over Brazil to Paris. In addition, including Paris to our portfolio of destinations will be extremely positive and will strengthen our loyalty program TudoAzul and our vacations business Azul Viagens, giving many more options to our valued customers", says Abhi Shah, Chief Revenue Officer of Azul.

"We are very proud and more than happy to start serving Campinas from Paris - Orly, recognized as downtown Paris' closest airport, and to extend Azul's recognized quality of service, with our own French touch, while offering our passengers an unparalleled connectivity opportunity both in Brazil and in Europe", says Frantz Yvelin, CEO of Aigle Azur.

Azul and Aigle Azur are awaiting for regulatory approvals to sign a codeshare agreement, which will allow both airlines to sell tickets jointly. The agreement will provide several benefits to customers, including the ability to issue a single boarding pass and to check baggage to the final destination. Aigle Azur flights are based at Orly Airport in Paris, the closest to city center, and will be operated with Airbus A330 aircraft with lay flat business class seats. With this agreement, Azul’s customers from all over the country that already fly from Viracopos to Fort Lauderdale, Orlando and Lisbon, will be able to fly to Paris.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 766 daily flights to 104 destinations. With an operating fleet of 122 aircraft and more than 10,000 crewmembers, the company has a network of 223 non-stop routes as of December 31, 2017. Among other awards received in 2017, Azul was elected third best airline in the world by TripAdvisor Travelers' Choice and best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

About Aigle Azur

Created in 1946, Aigle Azur is the 2nd French airline. The company carries around 2 million passengers each year because of its nearly 300 weekly scheduled flights operated from Lyon, Marseille and Paris. The company owns an exclusive fleet of Airbus aircraft. For seven decades, Aigle Azur has never stopped connecting people, continents and cultures, being faithful to its values of welcome, sharing and conviviality. With flights departing from five French cities, Aigle Azur flies to Algeria, Portugal, Mali (Bamako), Senegal (Dakar), Lebanon (Beirut), Russia (Moscow) and Germany (Berlin).

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 28, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer